Mail Stop 6010

      August 18, 2005


Mr. Kam Wah Poon
Chief Financial Officer
China Energy Saving Technology, Inc.
Central Plaza, 18 Harbour Road
Suite 3203A, 32nd Floor
Hong Kong, China


	RE:	China Energy Saving Technology, Inc.
		Form 10-KSB for the fiscal year ended September 30, 2004
		Filed January 13, 2005
		Form 10-QSB for the quarter ended December 31, 2004
		Form 10-QSB for the quarter ended March 31, 2005
		File No. 000-31047


Dear Mr. Kam Wah Poon:

      We have reviewed your response to our letters dated August
17,
2005 have the following additional comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Forms 10-QSB for Fiscal 2005

1. We refer to your response to prior comment 4.  In reverse merger
transactions the financial statements of the accounting acquirer become the financial statements of the registrant pursuant to GAAP.
In these instances we look to the financial statements of the accounting acquirer in assessing continuing SB eligibility. The amounts of revenues reported by Rim Holdings prior to the reverse merger are not relevant under reverse merger accounting and are not considered in assessing the continuing SB eligibility of the accounting acquirer. China Energy`s financial statements report audited revenues totaling $30,997,070 in fiscal 2004 and $31,057,877 in fiscal 2003. Accordingly, China Energy has reported two consecutive years of audited revenues in excess of $25 million. Under
Regulation S-B China Energy exited the small business reporting system on October 1, 2004. Appropriately amend the Forms 10-QSB for fiscal 2005 to report under Regulation S-X.


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 551-3676 with any other concerns.



									Sincerely,


									Gary Todd
									Review Accountant
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Mr. Kam Wah Poon
China Energy Savings Technology, Inc.
August 18, 2005
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